July 16, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: AmpliPhi Biosciences Corporation

Amendment No. 3 to Registration Statement on Form 10

Filed May 22, 2014

Response dated June 10, 2014

File No. 000-23930

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-12G/A filed May 22, 2014 (File No. 000-23930), as set forth in your letter dated June 10, 2014. Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Financial Statements

7. Preferred Shares, page F-12

1.	Please confirm our understanding that your Series B convertible preferred stock and your warrants contain price protection provisions that require a reduction in the conversion price or exercise price as a result of a subsequent at-market issuance of shares below the instruments’ original strike price, or as a result of the subsequent issuance of another equity-linked instrument with a lower strike price. Please provide an illustrative example of the operation of your price protection feature for both your convertible preferred stock and your warrants.

Response:

The Series B convertible preferred stock and warrants issued in the June and December 2013 financings contain price protection provisions.

Series B: The Series B convertible preferred stock is subject to antidilution provisions.

The Series B convertible preferred stock converts into common stock at a ratio equal to the “Series B Conversion Rate,” which is initially set at 10:1.  In other words, upon issuance, each share of Series B convertible preferred stock was convertible into 10 shares of the Company’s common stock. The “Series B Conversion Rate” is adjusted in the event of a “Diluting Issue,” which is defined as any issuance of shares where the consideration received is less than $1.40 per share.  In the event of a Diluting Issue, the new Series B Conversion Rate will be adjusted such that it will equal the product of (x) the Series B Preferred Conversion Rate in effect immediately prior to the Dilutive Issue (e.g., 10.0) and (y) a fraction, the numerator of which is the Series B Stated Value (or $1.40), and the denominator of which is equal to (i) the new per share consideration multiplied by (ii) Series B Preferred Conversion Rate in effect immediately prior to the Dilutive Issue (or 10.0).

If, after issuing the Series B convertible preferred stock and prior to a mandatory conversion event, the Company sells shares of its common stock for $0.10, the new Series B Conversion Rate would equal 10.0 * ($1.40 / ($0.10 * 10.0)), or 14.0.  In this example, then, each Series B share would become convertible into 14 shares of the Company’s common stock.

Warrants: The warrants contain “full-ratchet” price protection provisions for the warrant purchase price.

The warrants issued in June 2013 entitled the holders thereof to purchase shares of common stock at a price per share of $0.14.  If a holder was issued a warrant entitling it to purchase up to 1,000,000 shares of the Company’s common stock for $0.14 per share, then, absent any adjustments, in order to exercise the warrant in full and receive the full amount of warrant shares, the holder would need to pay $140,000.00 to the Company upon exercise.

If, after issuing the warrant, the Company sells shares of its common stock for $0.10 per share, then the warrant holder’s purchase price per share would be adjusted downward from $0.14 to $0.10.  The warrant holder could then exercise the warrant in full for $100,000, rather than $140,000, and still receive all of the warrant shares.

In order to facilitate our understanding of your analysis of whether embedded derivatives within your Series B Preferred Stock require bifurcation, please identify for us the nature of the host contract (i.e. more akin to equity or more akin to debt) and provide your supporting analysis. See for example ASC 815-15-25-1 and ASC 815-15-25-17. In your analysis, please identify each of the features you considered in determining the nature of the host contract. Please also clarify whether you include or exclude the embedded derivative being evaluated for separation when determining the nature of the host contract. See ASC 815-10-S99-3 and ASC 815-10-S55-1.

Response:

Management elected to use the whole instrument approach to analyze the preferred shares. The Company started by analyzing all the major clauses of the preferred shares document (Exhibit 1). During this analysis, the Company determined there were 13 clauses (A-M) that required consideration. As part of the whole instrument approach, the Company analyzed each clause first individually to determine if it was more like debt or more like equity (Exhibit 2). After each feature was analyzed, the Company looked at the instrument in totality and weighted each of the features (Exhibit 3). Management assigned a logical value (1 for debt or a 2 for equity) to each of the clauses. Based on this analysis, it was determined that the host instrument was more akin to debt. In order to insure that the analysis was accurate, the Company tried various weightings and determined that the debt finding was correct. The weightings for the equity features would have to be close to 40% in order for them to trigger the host being more akin to equity. Management determined that those features do not represent more than double the weight of any other of the features as all the features together were intended to protect the Series B investor. The Company also re-performed the analysis using the chameleon approach with the same results for further verification.

2.	Please reevaluate whether the conversion option requires bifurcation based on the nature of the host contract rather than based on the scope exception in ASC 815-10-15-74. In this regard, it does not appear that the economic characteristics and risks of the option to convert preferred stock to common stock change as a result of the price protection provision. Please also note that if an embedded conversion feature is bifurcated from the preferred stock and accounted for separately, a beneficial conversion feature is not recognized.

Response:

In order to determine whether the various features required bifurcation, the Company first determined whether the feature met the definition of a derivative (Exhibit 4). Based on this analysis, the Redemption Feature in clause {a}, the dividend feature in clause {b}, the adverse events feature in clause {g}, the liquidation dividend feature in clause {i}, and the two conversion features in clauses {l} and {m} all met the definition of a derivative. The next step in the process was to determine if the feature was clearly and closely related to the host instrument (Exhibit 5). Based on this analysis, only the redemption feature in clause {a}, the adverse events feature in clause {g}, the liquidation feature in clause {i} and the two conversion features in clauses {l} and {m} were not clearly and closely related to the host instrument and should be bifurcated as a compound derivative. Finally, the Company reviewed the list of Exceptions in 815-10-15 -13 and noted that the only one requiring consideration was paragraph 74 Certain Contracts Involving an Entity’s Own Equity. Due to the down round protection in the conversion features, the preferred shares are not indexed to the Company’s own stock and therefore did not meet this exception.

Upon confirming the accounting treatment of the embedded conversion feature, the Company will update its valuation of the preferred shares and compound derivative, and the Company is currently evaluating measurement alternatives.

3.	Please analyze for us whether the optional redemption feature and the liquidation preference represent embedded derivatives requiring bifurcation.

Response:

Based on the analysis in Exhibits 4 and 5 attached hereto, the redemption feature and the liquidation preference do represent embedded derivatives requiring bifurcation.

In your analysis, please clarify whether the change-in-control provisions that trigger the liquidation preference result in legal redemption or settlement of the Series B preferred stock.

Response:

With respect to the Series B convertible preferred stock, the change-in-control provisions result in a right to receive a certain amount of proceeds from the Company upon a “Change in Control” (as defined in Section 4.4.8 of the Certificate of Designations for the Series B convertible preferred stock), but do not result in redemption or settlement of the shares.  If, for example, a third-party acquirer desires to purchase a majority of the outstanding securities of the Company directly from security holders, and such contemplated purchase constitutes a “Change in Control,” the holders of the Series B convertible preferred stock would be entitled to the payments described in Section 4.4.8, but the shares would not be redeemed or settled by the Company.

Please also clarify whether the change-in-control provisions require net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Response:

The holders of Series B preferred stock are entitled to payment of the liquidation preference on a “Change in Control” regardless of whether the holders of common stock are also entitled to payment.

If the optional redemption feature and the liquidation preference are not required to be bifurcated from the Series B Preferred Stock, please analyze for us whether either of these features cause the Series B Preferred Stock to be redeemable preferred stock. See ASC 480-10-S99.

Response:

This analysis was not applicable as these features do require bifurcation per the analysis above.

We do not believe that a Black-Scholes valuation model appropriately captures the value of instruments that include anti-dilution price protection provisions. In this regard the Black-Scholes model is a single-path model that does not take into account the potential exercise price adjustments under your conversion option and warrants’ anti-dilution price protection provisions. Please use an appropriate valuation model such as a binomial or lattice model.

Response:

The Company has not yet updated its valuation of the preferred shares and compound derivative and is currently evaluating measurement alternatives pending the resolution of the accounting treatment of the various features. However, the fair value of the warrant liability issued with the Series B convertible preferred stock was determined by management with the assistance of an independent third party valuation specialist using the Monte-Carlo Simulation model. Significant assumptions used in the model for the subject warrants include a 5% probability that the warrant exercise price would be reset due to future down round financing occurring and a volatility range between 150% and 170%.

9. Business Combinations, page F-16

4.	Please expand your disclosure in this note to specify what you acquired in each business combination similar to your response in your June 10, 2014 response letter, that is, that you acquired AmpliPhage-001 as part of the Biocontrol acquisition and AmpliPhage-002 as part of the SPS acquisition and the fair value of each respective in-process research and development project acquired.

Response:

Management acknowledges the Staff’s comment and will expand the disclosures in future filings, including the next amendment to the Form 10.

5.	Please tell us whether patents existed at the acquisition date of Biocontrol and SPS. If they did exist and would have a material effect on your financial statements if recognized separately, please help us understand, notwithstanding the nonauthoritative literature you cited, why it is appropriate to account for patents, which have a finite life, as if they have an indefinite life and whether, and if so how, the valuation of the IRP&D asset contemplated their finite life.

Response:

Two patents existed for Biocontrol at the time of acquisition. SPS had no patents at the time of acquisition. Management acknowledges the Staff’s comment and will recognize Biocontrol’s patents separately from IPR&D on the upcoming amended filing.

6.	Please explain in layman’s terms what phage and bacterial banks are and why they do not have an alternative future use at the acquisition date. In your response, please help us understand:

•	Whether the phage and bacterial banks acquired require further development subsequent to the acquisition date to be used in research and development activities;
•	Whether the company has identified future research and development projects in which it will use the banks and whether such identification had occurred as of the acquisition date;
•	If the company identified future research and development projects using the banks, whether it is “reasonably expected” that the company will use the banks in that alternative manner and anticipates economic benefit from that alternative use.
•	Whether the company’s valuation of the IPR&D asset contemplated the results of future research and development projects that had not commenced at the acquisition date.

Response:

With the acquisitions of Special Phage Services (“SPS”) and Biocontol (the “Acquisition”), the Company acquired, along with certain other assets and patents, certain bacteriophage assets (“phage banks”) and bacteria assets (bacteria library or bacteria bank). The Company acquired two primary phage species banks with the acquisition of the Biocontrol and two primary species phage banks with the acquisition of SPS. These acquired phage banks represent several hundred different phage which may kill their target bacterial pathogens. The acquired bacteria banks represent up to 200 sub-species (isolates) of each of the primary species. The various sub-species (isolates) of each bacteria bank allow the Company to test the efficacy of each phage on a world-wide basis. The resulting data will be used to develop a phage mix that may be further developed in human clinical studies for regulatory approval.

The phage banks acquired in each acquisition did require further development and will continue to require additional development, subsequent to the acquisition date. The Company’s exclusive focus of development with the acquired phage banks, as of the time of the acquisition, was related to these two applications:

•	wound and skin infections caused by the S. aureus bacteria
•	lung infections in cystic fibrosis caused by the P. aeruginosa bacteria

These two applications represented, and continue to represent, the Company’s most advanced areas of commercial development.

The Company had not formally evaluated future research and development projects as of the date of either acquisition nor has the Company formally evaluated potential future research and development projects since acquisition related to the acquired phage banks.

*         *         *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650) 888-2422 with any further comments or questions you may have.

Sincerely,

AMPLIPHI BIOSCIENCES CORPORATION.

/s/ Philip J. Young
Philip J. Young
President and Chief Executive Officer
AmpliPhi Biosciences Corporation

Exhibit 1 - Excerpts from the Preferred Shares Agreement

Excerpt {a} – Redemption Clause

Provided that there shall not have occurred a Conversion Event, at any time and from time to time after the fifth anniversary of the date of the first issuance of the Series B Preferred, the holders of two-thirds 2/3) of the then issued and outstanding shares of Series B Preferred, voting together as separate class, may require the Corporation to redeem (to the extent that such redemption shall not violate any applicable provisions of the laws of the State of Washington), all of the then issued and outstanding shares of Series B Preferred at the Redemption Price per share (for purposes of Section 4.4.5, the "Redemption Demand").

Excerpt {b} –Dividends

“Until a Conversion Event, the holders of the Series B Preferred shall be entitled to receive dividends equal to the greater of (i) the rate of ten percent (10%) of the Series B Stated Value per annum, which shall accrue from day to day whether or not declared, shall compound annually and shall be cumulative, and (ii) the amount the Series B Preferred would be entitled to receive on as-if-converted basis with respect to dividends paid on the Common.”

Excerpt {c} – Contingent Dividends

“After a Conversion Event, with respect to any shares of Series B that are not convertible as a result of the Maximum Percentage limitation contained in Section 4.4.3(c), the holders of such Series B Preferred shall be entitled to receive dividends equal to the amount the Series B Preferred would be entitled to receive on as-if-converted basis with respect to dividends paid on the Common.”

Excerpt {d} – Contingent Dividends

“In addition to the foregoing, until a Conversion Event, dividends shall be payable in cash at the option of the holders of two-thirds (2/3) of the then outstanding shares of Series B Preferred (a) when, as and if declared by the Board, (b) upon a Liquidation Event (as defined in Section 4.4.8 hereof); and (c) upon redemption of the Series B Preferred, as provided in Section 4.4.5 hereof.”

Excerpt {e} – Voting Rights

“Except as set forth in Section 4.4.2 herein and as otherwise required by law, the holders of the Series B Preferred shall be entitled to that number of votes equal to the number of shares of the Common Stock into which the Series B Preferred may be converted as of the date such vote is held. Except as otherwise provided herein or as required by law, the holders of the Series B Preferred shall vote together as a single voting group with the holders of the Common Stock on all matters submitted to a vote of the Corporation's shareholders, including election of directors.”

Excerpt {f} – Liquidation Preference

“Upon the occurrence of a Liquidation Event (as defined herein) that occurs prior to a Conversion Event, the Corporation shall first make payments to the holders of the Series B Preferred, and thereafter to the holders of the Common Shares”

Excerpt {g} – Adverse Events

“At any time prior to a Conversion Event and after the occurrence of an Adverse Event (as defined below), the Corporation shall, at the option of the holders of two-thirds (2/3) of the Series B Preferred repurchase and redeem all shares of Series B Preferred at a price per share equal to the Series B Liquidation Preference”

Excerpt {h} – Protective Covenant

“Until a Conversion Event, no dividend shall be declared or paid upon, nor shall any distribution be made upon, any other capital stock of the Corporation, nor shall any other capital stock of the Corporation be purchased or redeemed by the Corporation (other than shares redeemed or repurchased from directors, employees, consultants or other service providers, pursuant to agreements providing the Corporation the right to purchase shares upon termination of service or shares acquired by the Corporation in satisfaction or settlement of any claims or disputes between the Corporation and any holder of capital stock of the Corporation), nor shall any moneys be paid to or made available for a sinking fund for the purchase or redemption of any other capital stock of the Corporation, unless in each instance dividends on all outstanding shares of the Series B Preferred shall have been accrued and paid in full."

Excerpt {i} – Liquidation Dividend

"Upon a Change in Control (as defined below) or any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (in each case, a ""Liquidation Event""), that occurs prior to a conversion Event, the holders of the Series B Preferred then outstanding shall be entitled to receive and to be paid out of the assets or surplus funds of the Corporation available for distribution to its shareholders, prior to and in preference to any payments to be made to the holders of the Common Shares, an amount per share equal to the greater of (i) the sum of (A) the Series B Stated Value at the time of such Liquidation Event (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus (B) all accrued but unpaid dividends through the Liquidation Event (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus (C) after the distribution contemplated by (A) and (B) above and assuming a distribution to the holders of Common Shares in proportion to the Common Shares held or that the holder has the right to acquire upon conversion of the Series B Preferred, such additional aggregate amount that would be distributable with respect to the aggregate number of Common Shares issuable upon conversion of such shares of Series B Preferred, assuming conversion of all shares of Series B Preferred and without regard to the limitation on conversion set forth in Section 4.4.4(c) hereof, provided, however, that for purposes of this subsection (i) only, the holders of Series B Preferred shall be entitled to receive remaining assets and funds of the Corporation of an aggregate value below or equal to, but not to exceed, the aggregate of two (2) times the Series B Stated Value at the time of such Liquidation Event; or (ii) assuming a distribution to the holders of Common Shares in proportion to the Common Shares held or that the holder has the right to acquire upon conversion of the Series B Preferred, the aggregate amount that would be distributable with respect to the aggregate number of Common Shares issuable upon conversion of such shares of Series B Preferred, assuming conversion of all shares of Series B Preferred and without regard to the limitation on conversion set forth in Section 4.4.4(c) hereof.”

Excerpt {j} – Surplus assets in liquidation

“Upon completion of the distribution required by Section 4.4.8(a), the remaining assets or surplus funds of the Corporation available for distribution to its shareholders shall be distributed among the holders of Common Shares pro rata based upon the number of Common Shares held by each such holder.”

Excerpt {k} – Insufficient assets in liquidation

“If upon such Liquidation Event, the assets of the Corporation are insufficient to pay the applicable preferential amount to the holders of shares of Series B Preferred as described in Section 4.4.8(a) herein, the assets of the Corporation will be distributed among the holders of Series B Preferred on a pro rata basis according to the amounts each holder was entitled to receive under Section 4.4.8Ca) herein."

Excerpt {l} – Optional Conversion

“Subject to subsection (c) below, each holder of shares of Series B Preferred shall have the right at any time and from time to time on or prior to a Liquidation Event (as defined in Section 4.4.8, as set forth in the liquidation Notice (as defined in Section 4.4.8, or a Redemption Date (as defined in Section 4.4.5), as set forth in the Redemption Notice (as defined in Section 4.4.5), at such holder's option, to convert any or all of the shares of Series B Preferred held by such holder into the number of fully paid and non-assessable Common Shares obtained by multiplying the number of shares of Series B Preferred to be converted by the Series B Preferred Conversion Rate, as determined from time to time pursuant to this Section 4.4.4. The initial Series B Preferred Conversion rate shall be 10.0.”

Excerpt {m} – Automatic Conversion

“The shares of Series B Preferred shall be automatically converted into fully paid and non-assessable Common Shares, at the then applicable Series B Preferred Conversion Rate (i) upon the closing of an underwritten initial public offering with aggregate offering proceeds to the Corporation of at least $7,000,000 (after reduction for underwriting discounts and commissions) and a price per share to the public of at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) upon the closing of which the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market, or (ii) at the election of the holders of two-thirds (2/3) of the then outstanding shares of Series B Preferred (either (i) or (ii) being herein referred to as a "Conversion Event").”

Exhibit 2 - Evaluation Using Whole Instrument Approach

Redemption Clause in Excerpt {a} – More like debt

This feature has features of both debt and equity. It is puttable at the holder’s option after 5 years (with passage of time) which is more like debt. However, it also requires the vote of 2/3rds of Preferred Shareholders which is a contingent event which is more like equity. However, this same feature is often found in municipal bond indentures. As such this is a mixed feature as both features are required and without both the feature is not valid, accordingly we believe the feature acts more like debt.

Dividend Clause Excerpt {b} – More like debt

The dividends are cumulative and fixed. While they are able to participate in the upside of common shares on an as converted basis in item (ii) of the dividends excerpt, the company has significant cumulative losses and has never paid dividends and due to the significant losses it could potentially be illegal to pay dividends. As such the preferred shareholders for all intents and purposes will receive a fixed dividend of 10%.

Contingent Dividend Clause in Excerpt {c} – No impact

This clause just allows a holder to be kept whole until conversion is possible.

Contingent Dividend Clause in Excerpt {d} – No impact

Part (a) – No impact

Part (b) – included in excerpt {i}

Part (c) – included in excerpt {a}

Voting Rights Clause in Excerpt {e} – More like equity

The preferred vote on an as converted basis.

Liquidation Preference Clause in Excerpt {f} – More like debt

Preferred shareholders receive preference in the event of a liquidation event.

Adverse Events Clause in Excerpt {g} – More like debt

Preferred shareholders have the right to call all of the shares through redemption in the case of an adverse event as defined.

Protective Covenant Clause in Excerpt {h} – More like debt

Common shares are prohibited from receiving any payments until all amounts owed to preferred are paid in full

Liquidation Dividend Clause in Excerpt {i} – More like debt

The amount of liquidation is capped at the greater of two times the stated value or under an assumed conversion of preferred stock where they participate. However, the latter is only possible if it is greater than the cap.

Surplus assets in liquidation Clause in Excerpt {j} – More like debt

Similar to debt, if there is any surplus after the initial liquidation amounts are paid in full, the common shareholders receive the surplus assets.

Insufficient Assets in Liquidation Clause in Excerpt {k} – More like debt

Similar to debt, if there are insufficient assets in liquidation the preferred shareholders have priority.

Optional Conversion Clause in Excerpt {l} – More like equity

The optional conversion has elements of both. It exhibits elements of debt due to the down round protection as well as equity as its convertible to common shares. The down round serves as a credit enhancement feature as the credit quality of the issuer would likely have declined if a subsequent financing was closed at a lower price. The conversion essentially acts as a tool to provide the holder liquidity as they could convert and sell on the market. Accordingly, we believe this feature economically serves as a credit enhancement. However, the conversion feature is convertible into common stock. As such, while we believe it has mixed features, overall we believe the feature acts more like equity.

Automatic Conversion Clause in Excerpt {m} – More like equity

This is a contingent conversion as it requires either an IPO or 2/3rd vote of the preferred shareholders. As the price is adjusted due to the down round feature, the conversion clause exhibits both debt and equity elements similar to excerpt {l}. As such, while we believe it has mixed features, overall we believe the feature acts more like equity.

Based on this analysis, on a whole instrument approach, we feel that the host instrument is more akin to debt. Please see Exhibit 3.

Exhibit 3 - Analysis of Nature of Host Instrument – Whole Instrument (tabular)

		F

Feature	Debt or Equity Like?	Logical Value Assigned	% Weight Assigned	Weighted Logical Value
Redemption Clause in Excerpt {a}	Debt	1	10%	0.10
Dividend Clause Excerpt {b}	Debt	1	10%	0.10
Contingent Dividend Clause in Excerpt {c}	No impact	0	0%	0.00
Contingent Dividend Clause in Excerpt {d}	No impact	0	0%	0.00
Voting Rights Clause in Excerpt {e}	Equity	2	10%	0.20
Liquidation Preference Clause in Excerpt {f}	Debt	1	10%	0.10
Adverse Events Clause in Excerpt {g}	Debt	1	5%	0.05
Protective Covenant Clause in Excerpt {h}	Debt	1	10%	0.10
Liquidation Dividend Clause in Excerpt {i}	Debt	1	10%	0.10
Surplus assets in liquidation Clause in Excerpt {j}	Debt	1	10%	0.10
Insufficient Assets in Liquidation Clause in Excerpt {k}	Debt	1	5%	0.05
Optional Conversion Clause in Excerpt {l}	Equity	2	10%	0.20
Automatic Conversion Clause in Excerpt {m}	Equity	2	10%	0.20

			100%	1.30
				Debt-Like Host

Exhibit 4 - Analysis of Each Feature to Determine Whether It Meets the Definition of a Derivative

A

Feature	Underlying(s)?	Notional Amount(s)?	Disproportionate Net Investment?	Net Settlement?
Redemption Clause in Excerpt {a}	FV of debt instrument	Principle amount of debt instrument	Yes	Yes; C
Dividend Clause Excerpt {b}	Common stock dividends	10% cumulative and fixed dividend rate	Yes	Yes; G
Contingent Dividend Clause in Excerpt {c}	N/A; D	N/A; D	N/A; D	N/A; D
Contingent Dividend Clause in Excerpt {d}	Occurrence of Event(s); E	10% cumulative and fixed dividend rate	Yes	No; E
Voting Rights Clause in Excerpt {e}	N/A	N/A	Yes	N/A
Liquidation Preference Clause in Excerpt {f}	N/A	N/A	Yes	N/A
Adverse Events Clause in Excerpt {g}	FV of debt instrument	Principle amount of debt instrument	Yes	Yes; C
Protective Covenant Clause in Excerpt {h}	N/A	N/A	Yes	N/A
Liquidation Dividend Clause in Excerpt {i}	FV of debt instrument	Principle amount of debt instrument	Yes	Yes; C
Surplus assets in liquidation Clause in Excerpt {j}	N/A	N/A	Yes	N/A
Insufficient Assets in Liquidation Clause in Excerpt {k}	N/A	N/A	Yes	N/A
Optional Conversion Clause in Excerpt {l}	Shares of common stock	Number of preferred shares	Yes	Yes; B
Automatic Conversion Clause in Excerpt {m}	Shares of common stock	Number of preferred shares	Yes	Yes; B

Exhibit 5- Analysis of Each Feature to Determine Whether It Is Clearly & Closely Related

Feature	Clearly and Closely Related?
Redemption Clause in Excerpt {a}	No (H); Bifurcated
Dividend Clause Excerpt {b}	Yes
Contingent Dividend Clause in Excerpt {c}	N/A
Contingent Dividend Clause in Excerpt {d}	N/A
Voting Rights Clause in Excerpt {e}	No; however no bifurcation as doesn’t meet definition of derivative
Liquidation Preference Clause in Excerpt {f}	Yes
Adverse Events Clause in Excerpt {g}	No (H); Bifurcated
Protective Covenant Clause in Excerpt {h}	Yes
Liquidation Dividend Clause in Excerpt {i}	No (H); Bifurcated
Surplus assets in liquidation Clause in Excerpt {j}	Yes
Insufficient Assets in Liquidation Clause in Excerpt {k}	Yes
Optional Conversion Clause in Excerpt {l}	No; Bifurcated
Automatic Conversion Clause in Excerpt {m}	No; Bifurcated

Footnote Legend:

A = The Company notes that the preferred shares were purchased at $1.40 per share and at issuance were convertible into 10 shares of common stock which would equate to $0.14 per share if there were no other features to the preferred shares except for a plain vanilla 1 for 10 conversion feature. The Company also notes that it has separately valued the common stock at $0.16 per share. This fact combined with the fact that there are indeed 13 features to the preferred stock leads the Company to conclude that all features meet the initial net investment criteria of ASC 815-10-15-83(b).

B = The Company notes that because it is a public entity with sufficient trading volume (3.3M shares traded in December 2013) the common shares are readily convertible into cash and thus meet the net settlement criteria of ASC 815-10-15-83( c ).

C = The Company concludes that all redemption features, which are in economic substance a put option, do meet the net settlement criterion because of the guidance in ASC 815-10-15-107 through 109 because neither party receives an asset associated with the underlying.

D = The Company concludes that the intent and purpose of the contingent dividend clause noted in excerpt {c} was to hold harmless any preferred shareholder who could not fully convert their preferred shares into common shares as a result of the Maximum Percentage 9.99% limitation such that the preferred shareholder would still receive any dividends due to them had they been able to convert into common shares.

E = The Company concludes that upon the occurrence of the events noted in the respective excerpt(s) the cash flows of the financial instrument fluctuate. However, the Company also notes that the rate of dividends (10%) does not change due to the fact that the dividends are cumulative therefore the holders will not receive the difference between two different interest rates thus there is no net settlement.

F = Debt = 1; Equity = 2; No Impact = 0

G = Conceptually, the preferred shareholders receive the difference between the stated 10% dividend rate and the dividends declared to the common shareholders.

H = The Company concludes that for purposes of determining the nature of the host instrument the redemption, adverse events, and liquidating dividends clauses are all more debt like and the host instrument is more debt like. However, the Company notes that in accordance with ASC 815-15-25-40 these features also can accelerate repayment. As such the Company conducted the below analysis and concluded that these features cannot be considered clearly and closely related to the preferred shares and thus should be bifurcated from the host instrument.

Per ASC 815-15:

> > > Call Options and Put Options on Debt Instruments

25-40 Provided the call (put) options also are considered to be clearly and closely related to the debt host contract under paragraph 815-15-25-26, call (put) options that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both of the following conditions exist:

a. The debt involves a substantial premium or discount (which is common with zero-coupon bonds).

b. The call (put) option is only contingently exercisable.

The Company believes that the preferred shares were issued at a substantial discount as noted in footnote A above. In addition, the put options (redemption, adverse event, and liquidating dividends clauses) are all contingently exercisable because redemption feature requires 2/3rds vote, the adverse event redemption requires an adverse event and a 2/3rds votes, and the liquidating dividend requires a change in control or liquidating event.

25-41 For contingently exercisable call (put) options to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor. In contrast, call (put) options that do not accelerate the repayment of principal on a debt instrument but instead require a cash settlement that is equal to the price of the option at the date of exercise would not be considered to be clearly and closely related to the debt instrument in which it is embedded.

The Company believes that the events previously noted would qualify as an extraneous event.

25-42 The following four-step decision sequence shall be followed in determining whether call (put) options that can accelerate the settlement of debt instruments shall be considered to be clearly and closely related to the debt host contract:

Step 1: Is the amount paid upon settlement (also referred to as the payoff) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

The Company notes that under the redemption feature the holders only receive the “Redemption Price” which is defined in section 4.4.5 (a) as the stated value plus unpaid dividends. The Company notes that under the adverse events and liquidating dividends clause the holders are entitled to receive the “liquidation preference” as defined in section 4.4.8 (a) which in addition to the stated value and unpaid dividends also includes any amounts that would be due to shareholders with certain caps as noted in excerpt {i}.

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract if paragraph 815-15-25-26 : is applicable.

In addition to the rationale noted in footnote A the Company notes that the preferred shares were issued in a basket transaction that included warrants and the preferred shares contain bifurcated derivatives (conversion features including down-round ratchet provision).

Step 4: Does a contingently exercisable call (put) option accelerate the repayment of the contractual principal amount? If yes, the call (put) option is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract.

The Company notes that the preferred shares are perpetual unless an automatic conversion event occurs and thus any feature that requires redemption would accelerate repayment.

The Company therefore concludes that the redemption clause, adverse events clause, and liquidating dividends clause are all not clearly and closely related to the debt host instrument and thus must also be bifurcated.